Exhibit 12(b)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Distributions

	Twelve Months Ended
	December 31,					September 30,
	2011	2012	2013	2014	2015	2016

Fixed charges, as defined:
Total Interest	$201,159	$220,218	$234,647	$253,455	$259,894	$269,452
Interest applicable to rentals	6,578	6,002	5,445	5,238	5,534	4,095

Total fixed charges, as defined	207,737	226,220	240,092	258,693	265,428	273,547

Preferred distributions, as defined (a)	12,638	12,638	12,638	12,672	9,325	—

Combined fixed charges and preferred distributions, as defined	$220,375	$238,858	$252,730	$271,365	$274,753	$273,547

Earnings as defined:
Net Income	$675,527	$440,058	$414,126	$446,022	$446,639	$578,846
Add:
Provision for income taxes:
Total Taxes (Benefit)	(280,475)	(76,306)	138,696	185,052	178,671	60,129
Fixed charges as above	207,737	226,220	240,092	258,693	265,428	273,547

Total earnings, as defined	$602,789	$589,972	$792,914	$889,767	$890,738	$912,522

Ratio of earnings to fixed charges, as defined	2.90	2.61	3.30	3.44	3.36	3.34

Ratio of earnings to combined fixed charges and
preferred distributions, as defined	2.74	2.47	3.14	3.28	3.24	3.34

_______________________
(a) "Preferred distributions," as defined by SEC regulation S-K, are computed by dividing the preferred distribution requirement by one hundred percent (100%) minus the income tax rate.